Filed by Sezzle Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sezzle Inc.

Commission File No.: 000-56267

Date: February 28, 2022

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CORPORATE PARTICIPANTS

Charlie Youakim

Larry Diamond Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Martin Brooke Zip Co Limited - CFO

Peter John Gray Zip Co Limited - Co-Founder, Global COO & Executive Director

Vivienne Lee

CONFERENCE CALL PARTICIPANTS

Brendan Carrig Macquarie Research - Research Analyst

Chami Ratnapala

Elise Kennedy Jarden Limited, Research Division - Analyst

Phillip Chippindale Ord Minnett Limited, Research Division - Senior Research Analyst

Roger Samuel Jefferies LLC, Research Division - Equity Analyst

Siraj Ahmed Citigroup Inc., Research Division - Associate

Thomas G. Beadle UBS Investment Bank, Research Division - Associate Director and Research Analyst

PRESENTATION

Operator

Welcome to the Zip Half Year 2022 Financial Results Call and Webcast. Hosting the call today from Zip will be our management team. (Operator Instructions) It is now my pleasure to turn the floor over to Vivienne Lee, Director of Investor Relations for Zip. You may begin.

Vivienne Lee

Thank you, operator, and good morning, everyone. To open the call, I would like to acknowledge the Gadigal of the Eora Nation, the traditional custodians of this land and pay my respect to their elders past, present and emerging. Thank you for joining us today for Zip’s first half ’22 earnings call, during which we will also discuss Zip’s proposed acquisition, ASX [listed] Sezzle and capital raise of up to $199 million. By now you would have seen the joint ASX announcement by Zip and Sezzle regarding the transaction as well as an accompanying investor presentation.

This half year results announcement and presentation can also be found in the Investor Relations section of our website. Before we begin, let me remind everyone that today’s discussion contains forward-looking statements based on the environment as we currently see it. and as such, it does include risks and uncertainties. There are also certain assumptions and qualifications that underpin forward-looking statements. For further detail, we refer you to the disclaimers and key risk sections, the ASX announcement, and investor presentation we released today to understand our assumptions, qualifications, and details of the specific factors that could cause actual results to differ materially.

We start the call with some prepared remarks and then open the call to respond to questions. An audio replay will also be available on our website after the call. I’m joined today by Zip Co-Founder and Global CEO, Larry Diamond; Zip Co-Founder and Global COO, Peter Gray; and Zip CFO, Martin Brooke, also joining us is Sezzle Co-Founder, Executive Chairman and CEO, Charlie Youakim. With that, I’ll now hand over the call to Larry.

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Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Thanks, Vivienne, and welcome to all our investors joining today’s call. It is indeed an exciting and transformational day for us at Zip. We are pleased to announce that we are entering into a definitive merger agreement to acquire Sezzle in an Allscripts transaction. I’m also proud to welcome to the call, Charlie, Co-Founder of Sezzle and Executive Chairman and CEO. Peter and I have known Charlie for some time and have been incredibly impressed by what he and his team have achieved in America in the fintech sector.

Founder-led businesses have unique character to them and an incredible drive, and I’m thrilled to welcome Charlie to Zip. It’s amazing to see how far we’ve come as a company since founding this just 9 years ago. As you know, we’ve been on a mission to be the first payment choice everywhere and every day and to create a world where people can live fearlessly today knowing they’re in control of tomorrow. And as a leader in the buy now, pay later category, we recognize the importance of not simply giving people access to money, but rather giving people the ability to take control of their financial future. And in Sezzle, we have found an ideal partner who shares our vision and North Star and we believe there is very strong [culture] between our 2 companies.

Before we talk about the transaction, I also wanted to just acknowledge our concerns for the people of Ukraine, including our Zip team on the ground. We pray those who yield power in this deeply horrifying situation and (inaudible) Moving on to the positive transaction. We firmly believe that consolidation makes sense and that Zip and Sezzle are in fact stronger together. Despite the near-term market and macro headwinds, we maintain our conviction that the long-term fundamentals of the BNPL set up remains sound.

Customer trends are shifting away from the unfair credit and towards more responsible and fair alternatives whilst merchants continue to see the immense benefits of including buy-now-pay-later checkout, driving new customer acquisition and driving engagement. We are still very early on in the buy-now-pay-later journey, evidenced by the fact that only 2% of checkout volumes go through these methods today in the US with growth expected to continue at pace. BNPL is forecasted to be the fastest-growing e-commerce payment method over the next 2 years with the US representing the lion’s share.

We also acknowledge the recent and aggressive shift in the stock market and also the increasing importance for fintech growth businesses to deliver sustainable growth. And we believe that Sezzle helps us accelerate this objective and for all these reasons, we believe that now is the time. This transaction is a continuation of our growth story, which began in Australia in 2013 and led us to the USA via our acquisition of Quadpay in 2020. We are now doubling down our efforts in the US and remaining true to our coalition of founders approach to scaling across global markets with local expertise.

Between Zip and Sezzle, we have strong alignment on vision, strategy, mission, people and brands, and we couldn’t be more excited to be bringing our combined offer to more consumers and more merchants around the world. I’d like to walk you through the strategic rationale behind this transformational acquisition on Slide 2. First and foremost, this acquisition will significantly enhance Zip scale and product offering with the capabilities to accelerate in the US. The combined business will have over 13 million customers and 125,000 merchants with more than 60% of the business weighted towards the US.

Second, we believe -- second, we expect to realize meaningful customer benefits through unlocking buy now, pay later anywhere for Sezzle customers as well as providing Zip customers access to Sezzle’s expansive US merchant network, accelerating our flywheel. Third, we believe this is a great opportunity to bring together 2 highly complementary enterprise as well as small medium-sized business merchant networks with a strengthened set of capabilities to holistically across a diverse range of verticals. Fourth, we believe this deal should support material cost synergies and provide healthy opportunities for improved revenue and unit economics while supporting Zip’s path to profitability.

We estimate up to $130 million in annual EBITDA benefits from FY ’24 from the combined group. And Zip and Sezzle team has done a lot of work in identifying and validating the synergies and assumptions. And finally, we believe we have an integration path to deliver the targeted near-term financial benefits for Zip, including accretion and balance sheet runway to sustainable growth and synergy realization. All in all, leading to what we believe to be real potential to create significant value for both Zip and Sezzle stockholders. And we’ll get into more of these details in a second.

Moving over on to Slides 3 and 4. We’ll just quickly go through the key terms of the proposed transaction. We’ve structured this deal as an all-script consideration with Zip shareholders to own approximately 78% and Sezzle stockholders to own approximately 22% of the issued shares post transaction. This approach was taken given the conviction of both Sezzle and Zip -- Zip and Sezzle management, which are large shareholders of the business in the growth and the synergy story.

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Sezzle shareholders will receive 0.98 Zip shares every Sezzle share with the implied value for Sezzle of $491 million, which was a 22% premium to the [last close]. The deal is expected to be revenue and EBITDA accretive on a per share basis, including the full impact of synergies in FY ’24. As well to get this transaction, we are conducting an equity raise of up to $199 million, including a fully under institutional placement of $149 million as well as a non-underwritten share purchase plan to raise up to $50 million.

We expect this capital raising to help strengthen our balance sheet and provide sufficient runway to execute on the targeted transaction synergies, and people get into the specifics of this later on in the presentation. As part of the proposed transaction, we are also establishing an ADR program with these securities being ADR Level 3 to be listed on a US exchange as a closing condition. And as Zip has undertaken this process as part of the transaction, this provides this with a pathway to explore a potential US listing in the future as well as access to new pools of capital.

At the close of the proposed transaction, Charlie, I’m excited to say we’ll be joining our expanded Board of Directors as well as taking on the role of President and CEO of the Americas; and Paul Paradis will join our US leadership team. Given their founder background and established successes to date, I know they will be relentless in driving sustainable growth in these key geographies. And finally, we believe the transaction to complete approximately around the end of the third quarter this calendar year. So a very exciting transaction. And with that, I’d like to hand over to Charlie to provide you with an overview of Sezzle and why he is here today.

Charlie Youakim

Thanks, Larry, and thanks for the kind words. It’s great to be here today and to announce the next chapter of our journey. Listeners, please flip to Slide 5. A little bit about Sezzle. We were founded a little over 6 years ago, launching the product you see today in August of 2017. Since that time, we’ve experienced rapid growth. I’m extremely proud of the way our team has handled this fast-growing path and the incredible payments platform that we’ve built along the way.

Our product makes a positive impact for our consumers and for our merchants. We have been laser-focused on the dynamic high-growth US geographies since our inception. We know this geography well, and we’ve done the hard work in establishing our reputation with our key stakeholders, our merchants, and our consumers. This hard work has put us in a great position, particularly with SMBs and mid-market merchants. We have a fantastic team who has delivered on our growth strategy, and this transaction is a key milestone for all of us.

Together with Zip, we will be able to deliver on our mission even faster to financially empower the next generation. Our key merchant and retail partners include several enterprise names like IKEA and Target as well as a wide range of SMBs across e-commerce platforms like Shopify and Wix, payment platforms like Stripe and Apple’s Apple Pay, and other financial institutions like credit agencies, card networks and banks, all of which are supported by our innovative omnichannel solutions.

We offer short-term interest-free products and long-term installment products via partnerships with great companies like Alliance Data, Opportune, and Genesis. We also have our Sezzle program, which allows you to report payments to the credit bureaus and build credit over time. Sezzle app is a product we’re happy to support as it truly does to help our consumers get to the next stage in their financial features. A critical component of what we do is driven by our proprietary technology, which allows us to effectively manage credit, fraud, underwriting, and repayment risk. Our platform has flourished in the US and Canada and has been in testing in India and Europe.

Now turning to Slide 6. Our BNPL platform has supported the business growth for over 47,000 active merchants, while serving 3.4 million active consumers globally with the vast majority of those in the US. Not only are we growing our merchants to consumers exponentially, but we are seeing strong repeat usage of our BNPL platform. We see high repeat usage rates because of our differentiated offering with the top 10% of consumers transacting 49x per year. Nearly 93% of our active customers are repeat users.

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I’m extremely encouraged by our future prospects when I [see how] often, our consumers come back to our platform. We have created a true product love with our customers. I know we will continue to grow that affinity between our customers and our platform with Zip post combination, and that has me excited. Turning to Slide 7. We always believe that to win BNPL, we must hire the best people. Our recruiting and retention philosophies have always been a key area of focus for us, and I personally believe that great companies can only be built by great teams. I believe that Sezzle has created an exceptional reputation in the market for its best-in-class management team as well as its product and engineering capabilities.

Combined with the talented Zipster team, we will utilize the best of both sides and roll out innovative products faster to our enlarged customer base. Before I pass it back to Larry, I wanted to echo his enthusiasm for the business in supporting everything we can do to advance our mission. Thanks, Larry.

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Thanks, Charlie, and we’re really excited about the transaction. I’d like to now sort of step through some of the key elements of the strategic rationale and why we believe 1 plus 1 equals 3. So turning to Slide 8. As flagged, we believe Sezzle significantly enhances our ability to win in the critical US geography, something I believe the market is looking to us to achieve. Looking at the bigger picture, BNPL represents a near 2% of the global $25 trillion retail market and is forecast to grow between 2 and 3x by 2024. That’s a tremendous amount of growth in a very short amount of time.

As a combined business, with the scale, the rich product set, [deep talent base] and team on the ground, we believe we are uniquely positioned to benefit from these macro trends and shifts in consumer behavior. And together with Sezzle, we are now doubling down in the US and believe we have what it takes to win in that core market. Moving on to the next slide. Here you can see an overview of our pro forma geographic and product mix based on the December figures. With this transaction, our geographic presence firmly shifts towards the US as the largest market, accounting for over 60% of total transaction volume and likely to be greater over time, with Australia representing just over 35%.

And in terms of product mix, [paying for] will now represent approximately 60% of MergeCo with our Australian account-based products accounting for 40%. And when you reflect that Zip Pay accounts for the majority of Australian transaction volume, the merged business will have a much greater weighting towards short-term BNPL products. We believe this puts us in a much stronger position to A, recycled capital [parts up a] s well as B, being more agile to respond to any changes in the macro environment. Next, on Slide 10. A big reason why we pursue this acquisition is to scale. And with this transaction, as you can see, we’re expanding our customers to over 13 million and merchants to close to 130,000 across 14 odd geographies.

The acquisition will allow us to scale our collective products across different markets, customer segments and merchant verticals. Specifically in the US, we will add over 3 million customers and 42,000 merchants, bringing our US pro forma metrics to close to 8.8 million customers and 61,000 merchants. The targeted revenue synergy potential between our 2 companies has the potential to be a significant driver of growth and while it’s more difficult to actually predict, we do believe the combined business has the potential to really accelerate our pipeline conversion.

As for our customers on Slide 11, we have identified significant cross-sell opportunities to bring each company’s product to a new set of customers. We strongly believe the acquisition of Sezzle will provide meaningful customer benefits, in particular, unlocking BNPL anywhere to several customers whilst also providing Zip customers access to several extensive US merchant networks, which, of course, then in turn, opens the doors to a large customer base as well. And as you see on the slide here on the right, we’ve laid out a range of benefits that customers will see after this transaction closes from offering short and long duration installments in a single checkout experience, the rewards program, credit builder and much, much more.

Turning to Slide 12. We believe our combined ecosystem and expanded product range will drive deeper engagement with our customers and merchants and our enlarged talented product and engineering teams will continue to be able to innovate and deliver best-in-class products. In due diligence, we were actually extremely encouraged by the similarity between our respective future road map and North Star. And our goal is not just to become the first payment choice ever and every day, we also want to give customers the financial tools they need to control their lives. In terms of a few specifics, Sezzle is already offering long-term BNPL installments, as Charlie mentioned, something that Zip is actively working on. Sezzle also already launched its credit builder and federal up program, which helps future credit customers build an internal credit profile. And this is all very much in line with our shared mission and financial empowerment.

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So we’re very excited to accelerate our road map and deliver immense value to our customer network. Moving on to Slide 13. We believe our complementary models here should really drive engagement both across app and checkout channels with a focus on a blended set of strong unit economics. In particular, there exists a strong opportunity to introduce its higher-margin open-loop shop everywhere experience to Sezzle customers who have been acquired a checkout for a very low cost of acquisition as well as introducing Sezzle 40,000-odd merchant network to Zip customers and all of this, we believe, will support our path to profitability by driving more engagement and more LTV per customer whilst reducing the overall cost of customer acquisition in the US.

And now just moving on to Slide 14. This transaction creates a much more holistic merchant proposition by bringing together the highly complementary enterprise and SMB networks of both businesses. As Charlie flagged, Sezzle historically has been a pioneer in the small and medium-sized merchant network and more recently has demonstrated a strong ability to bring on enterprise merchants, such as Target and IKEA. With a customer base in the US of close to $9 million, offering both short- and long-term BNPL solutions and the ability to flex merchant and vertical pricing, we believe that will be extremely well placed to differentiate a market, provide vertical specialization and continue to sign merchants at pace. And with its primary merchant and customer base in the US, Sezzel is well-positioned to help Zip penetrate this core geography.

And finally, Slide 15, which should be familiar to most of you, which highlights this competitive advantages, which we believe will be further strengthened through the combination with Sezzle namely being able to offer short and long installments, which can cover all purchase amounts, allowing merchants to deal with a single supplier with one look and feel our customer experience. We have a mixed open-loop and integrated network, driving frequency and user preference as well as in-store.

Third, our ability to maintain strong margins through a two-sided revenue model that can optimize for vertical and specific merchant profiles. Fourth, we believe this helps drive an enhanced risk management practice, having underwritten over $18 billion installments in credit installments in BNPL between both businesses and a core part of what we do. And finally, our ability to provide merchants with access to BNPL in 13 markets through a single integration, we believe, is a compelling proposition as we talk to global merchant partners. So that’s all on the rationale.

Let me hand it over to Pete to walk you through the financial benefits.

Peter John Gray - Zip Co Limited - Co-Founder, Global COO & Executive Director

Thanks, Larry. I’m now on Slide 16. While we’re very excited about the great features and solutions, we can now provide our merchants and customers alike. I really want to focus on some good financial drivers of the deal. Above all, this transaction supports our path to profitability. The last part of this will be driven by our potential to realize material revenue synergies and cost-out opportunities of up to $130 million of EBITDA benefit in FY ’24.

In this respect, while there’s no assurance that Zip will fully realize the type of synergies Zip and Sezzle team have done a lot of work identifying and validating the synergies and the assumptions, and we are excited by the opportunity and have a very strong conviction that they will be realized. For further details (inaudible) in the ASX announcement investor presentation we released to the ASX today to understand these assumptions, qualifications and details of the specific risk factors that could cause actual results to differ.

We have undertaken in-depth planning on integration and have the opportunity to take the best-in-class capabilities for both companies across key functions, product features, and technology. Our results will be focused on the potential of A, cost synergies; and B, revenue and net transaction margin synergies. There’s a potential cost-saving opportunity of approximately $60 million to $80 million commencing in FY ’23 to the full impact targeted to be realized in FY ’24.

Potential cost activities include reducing combined employee expenses and duplicative roles, increased leverage and scale reducing future headcount requirements, rationalization of technology, and other OpEx reduction on G&A costs. In addition to this anticipated revenue and net transaction, margin synergies have the potential to generate run rate EBITDA of approximately $40 million to $50 million in FY ’24. We expect this largely to be driven by access to new merchants via our larger customer base, increased several consumer engagements on Zip App with strong unit economics from that transaction type.

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This customer transacting the Sezzle integrated merchant and scale driving funding and processing cost efficiencies. If everything goes to plan, we are targeting full potential synergies of the material opportunity from realization from FY ’24 the first full year of ownership. We have previously experienced in integrating businesses globally, having done this successfully in the US with QuadPay. We’ve also forecast one-off transaction integration costs of $60 million to support the immediate execution and extraction of these targeted potential synergies.

(inaudible) it is important to note, the successes of both transactions will depend in part on its ability to successfully combine the businesses, currently operate independent companies, including realizing the target of synergy, cost savings, and operational efficiencies from the combination. Again, for further details of the risk factors that could cause actual results to differ we will refer to the key risk section of the investor presentation.

Now on Slide 17, I’ll just walk you through our plan to deliver near-term and medium-term financial benefits. Overall, while Zip already has a strong cash-generating business, the addition of Sezzle will do at the scale and help support our past profitability in the US. In terms of our near-term financial outlook, the proposed transaction is expected to be accretive to revenue per share and [EBITDA] per share in FY ’24, assuming the full impact of potential synergies. Importantly, we now expect to be EBITDA and cash flow positive during FY ’24, assuming the full impact of these potential synergies.

Our balance sheet strength will help position us for ongoing sustainable growth, especially following $148.7 million of fully underwritten equity raising, which I will get through in just a moment. In addition, we expect to see continued improved capital recycling driven by an increase in volume from the paying part to approximately 50% of overall volumes. Longer term, we are anticipating strong cash flow generation from FY ’24 onwards and targeting a net transaction margin for the pro forma business of 2.5% and above.

Through both the accretion and the potential synergies, we believe this transaction represents a compelling value creation opportunity for shareholders in both the near and long term. Talking to Slide 18. As Larry highlighted, in addition to today’s acquisition, we are raising $148.7 million by a fully under institutional placement. We’ll issue approximately 78.3 million new fully paid ordinary shares in debt to placement shares, which represents 13.3% of this current quarterly shares. We are also very pleased to announce that eligible Zip shareholders will have the opportunity to participate in a non-underwritten share purchase plan to raise up to $50 million. Further details are provided on Slide 18. We believe this is a very important step that will help strengthen our balance sheet and will position Zip for continued sustainable growth with sufficient runway to execute on the potential synergies from the proposed acquisition.

Importantly, [this placement] for share purchase plan are conditional on completion of the proposed acquisition. Before I pass back to Larry to wrap up, I’ll just provide a brief overview of Zip’s financial results for the first half of 2022, which were posted earlier today. Let me start by saying Gip has again delivered some very strong numbers and continued to have strong growth trajectory.

During the half, we achieved record transaction volumes of $4.5 billion, up significantly at 93% year-on-year, driving revenue up 89% year-on-year to $302.2 million. On an annualized basis, this now translates to over $9 billion in CDB and one $600 million of revenue from our value met and customers across all global geographies. As of December 31, (inaudible) 10 million customers and under 80,000 merchants further establishing us as a global leader in BNPL.

Revenue margins remained strong at 6.7%, broadly in line with half year 2021, driven by our differentiated revenue model, and we continue to lead the market on these metric. While we are delivering impressive growth figures across these key top line metrics, we understand we need to be laser focused on our path to profitability. We’ve taken quick decisive actions to improve our gross profit and cash transaction margin.

During the half, both cash transaction margin and cash gross profit were impacted by increased bond debt costs. That transaction margin, while still solid at 2.1% decreased from 3.7% from half year 2021. We fully recognize and appreciate the headwinds in the current environment impacting our bad debt charge. These factors include an increase in losses driven by both external influences like (inaudible) US government stimulus as well as internal factors, including entries into New York less material markets and increased risk appetite in early 2021.

Bank fees and data costs were 1.3% of transaction volumes, up 0.2% year-on-year, reflecting a continued shift in business mix to the US. We have continued opportunities to leverage this increased scale of the lower-cost payment methods, particularly in the US, to significantly reduce these costs as a percentage of TTV. These factors were partly mitigated by an improvement in interest expenses driven by reduced rates on US and AU facilities and faster book recycling driven by the US pay-in-4 volumes. Managing risk is a core part of our business, and we have a proven track record of successfully managing credit performance while maintaining growth.

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This proprietary credit decision technology provides with a unique ability to manage risk and control credit outcomes. And with the bank revolving nature of our receivables, recycling approximately every 3 months, changes to [risk setting] way through to our performance very quickly. With specific reference to Slide 18 in our half-year results debt, and as highlighted, we have a proven track record of controlling credit outcomes in the face of challenging external circumstances.

At the onset of COVID 19 in early 2020, we experienced similar headwinds, and we took swift (inaudible) in the 6 to 9-month period to take the implementation. In the US, we optimized risk settings to maintain write-offs within our target range at around 2%, while continuing to deliver exceptional growth in the US market. For Australia, we promptly tightened decisioning and limit allocation rules to decrease write-off to below our target range, while [bill] supports strong top line growth here also. We have already adjusted our risk settings to adjust the current environment, and we expect these actions to deliver a similar outcome to those delivered historically. That is maintaining strong growth while bringing losses back to our medium-term target of 2%.

In addition, we are continuing to invest in our data and machine learning capability to support not only our risk decisioning but also our ongoing collection and portfolio management strategies. Globally, we are transitioning to an environment of rising interest rate costs. That’s the reality. Zip is well placed to withstand any base rate ingredients. Our loan book is currently recycled every 3 to 4 months, so we have a very efficient receivable. And as the US share of our overall transaction volume increases, we would expect this to improve further.

And just for context, an increase in base rate of 2 to 5 basis points equates to an increase in funding cost for paying for transaction of the near 2 basis points. We will also receive the benefit of repricing of future funding issuances in Australia, offsetting any base rate increase. Confirmation of that will be demonstrated during the period as Zip issued its first primary issuance under the Master Trust with a AAA rating demonstrating our ability to benefit from repricing of future issuances.

We are currently well placed with significant headroom across the groups funding facilities to support future growth and transaction volume. In addition to headroom in our funding facilities, the group had an available liquidity position of $212.5 million as of 31 December to support our operations. Just briefly a few minutes on our global segments. The Australian business in this engine room, is delivering 14 periods of consecutive cash flow positivity.

It demonstrates our ability to establish a sustainable and profitable business at scale. The ANZ market is our most mature market, where our success is driven by the deep knowledge of our domestic customer base that we have built over the last 8 years. In the first half of 2022, we continue to leverage customer engagement with revenue per customer increasing by 20% year-on-year. Increasing engagement provides us with a very strong base to deliver additional products and services to our customers and merchants that will add additional revenue streams.

The US business continues growing at a remarkable pace and is our highest priority. Total transaction volumes were up 160% to $2.1 billion, driving a 153% increase in revenue. US now comprises with 48% of group revenue, up from 36% in the prior corresponding period overtaking the ANZ business and customer numbers grew by 78%, now $5.7 million.

Despite the current conditions affecting this jurisdiction, the growth trajectory continues. And the US continues to present significant market opportunities based on the current BNPL penetration levels. The App remains a key driver of business with the top 10% of App customers transacting 40 or more times per year with 90% of orders now coming from repeat customers.

We’re committed to our global expansion plans, but we’ll be taking a more disciplined approach. We see significant growth potential in the expansion markets with TTV now annualizing at over $600 million. Beyond the US and Australia, we have seen adoption in growth in our expansion markets such as Canada and Mexico with significant new merchant wins across the board. We are already seeing the benefits of recent acquisitions in Europe and the Middle East with Twisto and Spotii plus Payflex which is not yet reflected in our reported results.

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For example, Twisto had transaction volume growth above 75% year-on-year with our PayU partnership providing access to over 20,000 new merchants. Following rapid growth in investment, we are focused on unit economics and performance with a disciplined approach with regards to how we allocate capital and resources. Going forward, we have refined our priorities with a focus on accelerating our path to profitability.

This includes continuing to invest the sustainable growth in core markets. Our focus on unit economics and loss rates to deliver outcomes across the group to take up towards our medium-term targets and cost management initiatives that will rightsize our global cost base. With that, I’ll pass back to Larry to close it out before we hit some Q&A.

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Thanks, Peter. So to conclude, I want to bring us back to the transaction today, which we believe strategically, but also financially really represents a compelling combination. In summary, we believe this is a transformational merger that provides scale, enhances growth, and supports our pathway to profitability. Peter also touched on a number of initiatives that we are doing in our core business to achieve this goal.

We also gained immediate scale in the US with over 13 million customers and 125,000 merchants globally. And we do believe that this does simplify our investment case with a global business for the core focus on the US and Australia. We spoke about the ability to drive immediate customer benefits and the ability to drive the net transaction margin as we combine both channels. We also spoke about how complementary both companies’ merchant networks are. And that together, we will now cover a broad range of segments and verticals to really size up in the American market.

And finally, we spoke about the strong synergy, the accretion that we expect and a bolstered balance sheet to support our runway over the next 2 years. We’ve always said that we are a growth-focused business in the near to medium term with optimization for profit coming over the medium to long term. We believe the acquisition of Sezzle really helps accelerate this strategy. We are thrilled to look at the road ahead. Together, we will be able to deliver on the promises we have made to our people and our customers, creating where people can live fearlessly today, in control of their financial tomorrow. And at the same time, we will do this from a position of combined strength and aims to create substantial value for our shareholders.

Before I open up to questions, I just wanted to say a big thank you to the entire Zip team, our fearless Zipsters for their continued commitment, passion, and dedication, we would be nowhere without our incredible talent across the globe, and we are also super excited to welcome the Sezzle team, many of whom we have personally met along this journey to join us for this next phase. That brings to an end the formal part of the presentation, and we’ll now move to Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question today comes from Phil Chippindale with Ord Minnett.

Phillip Chippindale - Ord Minnett Limited, Research Division - Senior Research Analyst

First question, Larry, can you just talk us through how these products will [sit] in the marketplace? So a few different aspects here, I suppose, will there be a rebranding of Sezzle? Will there be a consumer pay aspect that’s common across the entire product suite? Yes, in terms of how should we think about it going forward?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Yes. So the aim, of course, is to consolidate around a single brand, and that will be the difference. I think what we have working for us is that, Sezzle’s footprint is largely digital and not so dissimilar to us going through the QuadPay rebrand over in the U.S. So, the ability to update widgets and to introduce customers along our own channels to the changing brand, and that will be the intention. And we think what that does as well is really increase brand awareness, which has probably been in that sort of 10% to 15% rapid for Zip. And as we kind of drive brand awareness beyond that, we expect that should also help to improve conversion funnels, particularly on the application conversion funnels, both at checkout and at the app. So that’s -- so on day 1 post completion, it will probably be -- Sezzle will becoming Zip. And then once we get through the tech and product rationalization, we’ll then move across. In terms of -- and we’ve also had a lot of work done between our respective product and tech teams on how we can build a best-of-breed platform and move that reasonably quickly and have really good confidence from both teams.

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In terms of the product mix, yes, you are absolutely expect that we would get to a single app, one that has a very strong checkout business and one that has a very strong app business. We will continue to offer a user pay for all app customers. And I think if you look at some of Sezzle’s numbers, 80% of the volume is really a checkout. And so, there’s a huge opportunity to drive shop everywhere and drive ubiquity. And that, obviously, is very good for our unit economics.

And then finally, the ability for us to price merchants, that continuum between merchant pays and customer pays, so that we can really differentiating market will be core to our go-to-market. And I think this really validated in Australia, as well as particularly in the U.S. that this model works and really differentiates and many merchants that we have on the platform, also those that are coming through the pipeline also support this and is very aligned to sort of Charlie’s future thinking as well.

Phillip Chippindale - Ord Minnett Limited, Research Division - Senior Research Analyst

Just looking at the table on Slide 11 in the presentation. There’s 2 lines in particular, both the long duration products and the credit builder. Those are 2 aspects of Sezzle’s businesses that Zip doesn’t have. But in the pro forma column, they’re both ticked. So just on the credit builder, will the Zip product across the entire Board have a credit building product? It reads that way. And then secondly, just on the long duration product, do you guys have any intention to have an on-balance sheet form like you do, say, in Australia? Or is your intention to -- in terms of that long duration product retain Sezzle’s structure, i.e., the off-balance sheet form?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Yes. So 2 good questions. I mean, we’ve been looking at -- if you look at our roadmap even before we bumped into Charlie, we have credit builder absolutely on the roadmap, how we introduce thin file and unit credit customers to credit, help them build their profile and build a credit score in America and kind of guide them through that journey. So we’re absolutely on line there. I think it’s -- Sezzle is just a little bit ahead of us.

I might hand over to Charlie to talk about how he’s thinking about long duration in the customer experience, then I might add a few follow-up comments.

Charlie Youakim

In terms of the long-term product, the advancements are still coming in our platform, and we’re big believers in the off-balance sheet approach to that product because of the very nature of the suppliers. So there are many suppliers that focus on different buckets of credit quality. And by partnering with many partners in our -- through our platform, our view is that, we’re able to offer a very large sweet spot in terms of our offering. We’re creating the best product possible, both for the merchant and for the potential customers coming through that funnel. And you’ve seen the recent announcements on the Sezzle side, that was our Alliance Data with their Bread product, which is a phenomenal product that’s going to be integrated coming soon in the next couple of months, actually. And we’ve also got Oportun and Genesis, which are considered “subprime” suppliers in that space, which allows us to sweeten the -- largen the sweet spot. So we’re really excited about where that product is going. And I think what’s really exciting about the combination with Zip is that, now that we -- post combination, we’d be able to offer that type of product to a much larger set of customers, a much larger set of checkouts and also in-app purchases. And I think it also makes us more powerful when we go into enterprise merchants when we combine the offerings and add that into the offering.

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Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Yes. I’m just going to add. So I think that’s right. Obviously, this heritage has been by offering short and long installments at checkout to merchants has been ways for us to differentiate. And so, being able to do in the U.S., particularly in a capital-light model by Charlie’s approach to working with by white labeling different underwriters to get the highest conversion rate but still delivering that simple, seamless customer experience. We think that really will allow us to compete against the life of a firm. And I think even the private label credit card players and the merchants are realizing that the BNPL brand is much more powerful. So by us simply plugging this in should be a great way to differentiate and also acquire a lot of customers. So we’re really excited to roll this out and drive improved economics for us without the balance sheet risk.

Phillip Chippindale - Ord Minnett Limited, Research Division - Senior Research Analyst

Final question from me. Just on the $60 million of one-off transaction and integration costs. Can you give us a sense of what the split is between those 2 categories? Is it 50-50? Or is it more weighted towards the integration side of the equation?

Peter John Gray - Zip Co Limited - Co-Founder, Global COO & Executive Director

It’s about 40-60. (technical difficulty) transaction cost (inaudible).

Operator

We will move next to Tom Beadle with UBS.

Thomas G. Beadle - UBS Investment Bank, Research Division - Associate Director and Research Analyst

I’ve got 3, please. Just firstly, on your expectation to achieve cash EBITDA profitability by FY ’24. On my math, even if you achieve $130 million of synergies by then, you’re still obviously going to have to overhaul both businesses’ underlying cost base, as well as grow your top line, if you’re going to be cash flow positive or EBITDA positive. So, can you just talk about some of the initiatives that you’re undertaking outside of synergies? And also, what are the specific key assumptions that you’re making to get to that breakeven expectation?

Secondly, just on the U.S., Zip’s transaction frequency is obviously hovering around that 1 transaction per customer per quarter. So it could potentially indicate that there’s a tale of inactive users there. So, could you quantify what the size of the cohorts of your U.S. active customer base that have not transacted for 9 months or more and for 6 months or more, please? And Charlie, actually, if you have those metrics available for Sezzle, that would be great to know as well, please?

And then sorry, finally, on the $108 million cash EBITDA loss, obviously, you provided updates that were there or thereabouts with the market’s expectations for the top line throughout the half. I think the market was pricing in around breakeven or a relatively small loss. So that’s obviously different from the market’s expectations. Has something changed towards the end of the half quite rapidly? For example, were you required by our auditor to write-off a larger amount of receivables than you’d expected or the losses incurred relatively evenly across the half -- sorry, the quarter?

Peter John Gray - Zip Co Limited - Co-Founder, Global COO & Executive Director

Okay. A few questions in there. We’ll try not to miss them all in the answer and some we’ll probably need to take on notice for the appropriate metrics. I think with regards to the first one, obviously, we’re calling out the very strong synergies on the cost side. Clearly, the industrial logic in the business case stand up very clearly there. I think in addition to that, what we’re calling out is global rightsizing some of other jurisdictions with regards to the broader cost base that both businesses have. So we’ll be looking at initiatives with more strategic support of some of those markets that are placed at a cash flow breakeven. I call out on the Zip side with business steps we’re taking in the U.K. off the back of that strategy. So, I think there’s a broad range of initiatives. And obviously, we’re also suggesting in terms of the latter part of your question that credit losses did influence the half year, the result quite significantly off the back of the last quarter. And there was also a one-off adjustment in terms of losses in December.

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And sorry, what were the other parts of your question?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Yes. I think in terms -- I was going to say -- if there’s -- before we move on to the customer cohorts, Tom, does that answer your question?

Martin Brooke - Zip Co Limited - CFO

I think one of the things to add with the -- in terms of the expectation on costs, I don’t think the market is really built in the investment in new geographies. Just regarded that to some extent in expectations. So I think that may have been a little bit of a surprise as well.

Thomas G. Beadle - UBS Investment Bank, Research Division - Associate Director and Research Analyst

Yes. Okay. Sorry, what were you saying about the cohorts?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

I think what we’ll do is, we’ll probably take that one-on-one to kind of come back to you in terms of the engagement across the different cohorts. But, I mean, your point around not all of them are super active, I think, is absolutely true. And our product teams are exclusively focused on how we drive transactions per monthly transacting users. If you look at our North Star metric that we developed in Australia a few years ago is this monthly transacting user, so that’s an internal metric. And we have a lot of initiatives on how we increase that. And in Australia, we went from 1x to 2x to 6x per month from a range of initiatives, and we’ll be expecting to bring those to the U.S. market to help drive those engagement levels. For example, the in-store, we haven’t really cracked the in-store as successfully as the bar that we would have, and a lot more work going into the app as well. So -- but we can come back to you separately just on different cohort engagement levels.

Charlie Youakim

Larry, this is Charlie. If I could step in for a second. From the Sezzle side, one of the really attractive parts of this potential transaction is the fact that the Zip team in the United States have the tooling for user fees. And what we’ve noticed by serving our customer base is that, one of the reasons that a customer churns at the end of the 12-month period is because we don’t have the offering of the merchants that they’re looking for. But by adding user fees, which we are planning on doing independently, we’re able to offer more merchants, which increase the ubiquity of the product, which increases frequency. So that, I think, is going to be something that will be realized over the couple of years in our projections here in terms of talking about the synergies on the Sezzle side. And I think it will continue to outrun on the Zip side here in the United States.

Operator

We will move next to Siraj Ahmed with Citigroup.

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Siraj Ahmed - Citigroup Inc., Research Division - Associate

I’ll ask 3 questions. So the first one, regarding the $40 million to $50 million in revenue synergies and net transaction margins, can you just break that down into what are you assuming for top line versus cost of sales? And in that, have you had discussions with Sezzle’s large merchants, Target, et cetera, in terms of change of control?

Peter John Gray - Zip Co Limited - Co-Founder, Global COO & Executive Director

So you’ve answered the first part of the question, Siraj. In terms of the top line, there’s a huge natural fit between the 2 businesses with regards to capability, Sezzle checkout and Zip via the app. So a lot of it will be driven by incremental transaction volume from Sezzle customers in the Zip at the higher-margin transaction. So we are attributing revenue and net transaction margin growth from that eventuality, and we’ll obviously have a significant opportunity to drive that. So, largely speaking, that will be top line.

In terms of cost side, Sezzle has a significant capability of processing repayment costs cheaper than Zip, and we’ll be able to leverage some of their learnings and processes to move away from [scheme of] collections. So we do see that as being able to drive improvements on processing cost side.

With regards to the merchant question, that’s probably one for Charlie.

Martin Brooke - Zip Co Limited - CFO

Yes, just on the cost side, there’s probably a little benefit because that’s on the cost of fund, though, also even we’ve got more customers coming through, the credit forecast on the credit engine, there’s a little saving in credit costs as well.

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Charlie, do you want to talk to the merchant question?

Charlie Youakim

Yes. We -- to the merchant question, we have examined our contracts and it will require some conversations with our merchant partners. But from our viewpoint, what we’re doing here today or planning to do today, will only strengthen our position with these retailers. One of the conversations that come up with our enterprise merchants is how big is your user base? How big is your platform? And by making this transaction occur and increasing our scale, it should really increase the strength of our proposition to the merchant partners. Additionally, with enterprise merchants, we do have a view that user fees may be required in some scenarios to make those enterprise contracts work because of the desire for enterprise merchants to have relatively less expensive “processing”. And so, I think in some cases, we view that enterprise merchants would require user fees to make those contracts work out. So those are the conversations we’ll be having with our enterprise clients in some scenarios where necessary, to talk them through this transaction and where we see it coming through on this side.

Siraj Ahmed - Citigroup Inc., Research Division - Associate

Sure. Just a follow-up on that. So what about revenue dis-synergies? I mean, you’ve given a pro forma number of 8.8 million customers. There would have to be some overlap. Can you just give us an idea of what this you have done in terms of customer overlap? And what proportion of your app users in Zip U.S. would be potentially using Target or some of Sezzle’s major enterprise merchants or the -- even the SME merchants with the $1 fee? So just keen to understand how you thought of revenue dis-synergies in this?

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Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Yes. Siraj, that’s a good question. So there’s probably a few buckets to the revenue side and origination volumes. I think just to answer your question around overlap, we did some analysis that says depending on how you look at it, about 25% of the app is overlap. So we’ve actually built quite differentiated customer geodemographic profiles across the U.S. So we think that’s sort of validated. That was one of the key areas of diligence that we needed to get comfortable with, obviously, we bring the 2 businesses together. And certainly, on the merchant side as well, quite a differentiated proposition. And so, if we thought about increased originations, where I’d say we actually went light was on Charlie’s point is one of the reasons that we both lost out on merchant deals is because we haven’t had enough customers. We really think this takes that away and investment in brand, our ability to offer short and long and the ability to subsidize merchant, processing the customer fees really give us true differentiation. So I’d say we probably have earned on the side of conservatism in terms of those because it’s obviously a lot harder to predict.

In terms of increased originations, we’ve looked at Sezzle customers then moving -- we spoke earlier about a best-of-breed platform and ultimately migrating to a single ledger, but using different components. And so, we do believe that and validated with a lot of work that Charlie has done as well is that, the customers are happy to pay fair transparent customer fees for the utility and ubiquity of shopping everywhere. And so, a certain percentage of the 3 million customers should be able to have that feature, and we should be able to drive incremental spend.

For the Zip customer, who pretty soon after completion, we’ll be able to check out at a Sezzle merchant entity, does mean that -- I guess, there’s 2 incremental transactions. One is, in the app and then you look for something and you just end up at a site that happened to be Sezzle, which we think accounts for a small component. The other is just our customers as they’re just traveling around the Internet and then landing on sites that will then start to see a Zip logo and its pretty extensive network. So there’s 2 incremental transactions. We will obviously have a certain amount of our customers that are already transacting at Target. But, of course, getting to Target happens from the app, which we’re a big lead referrer, but also going to Target’s website outside the app. And so, I think kind of cover both of those. That’s just a little bit of color of how we’ve built it up. And as I said, we probably haven’t put as much in those buckets as we think the true opportunity presents.

Operator

We’ll take our next question today from Brendan Carrig with Macquarie.

Brendan Carrig - Macquarie Research - Research Analyst

So just a couple more questions from me. So just on the cost synergies, if I look at Sezzle’s first half costs for staff marketing and admin they’re about $37.5 million. So annualizing these $75 million, you have $60 million to $80 million of cost synergies would imply 80% to 110% of the annualized cost base. Now, I recognize there would be some growth in those costs since the first half of 2021 from Sezzle, but how realistic are those synergy targets given that they effectively represent the entire annualized first half ’21 cost base?

Martin Brooke - Zip Co Limited - CFO

I think if you look at the quadrant of cost base together on an annual basis, and the synergy is somewhere within sort of 25% to 40% of our total cost base. So I think they’re imminently to what we do think logically 2 organizations do most of the same similar sort of volume. So I don’t think that’s an unreasonable number.

Brendan Carrig - Macquarie Research - Research Analyst

Okay. I’ll move on. Just on the bad debt. So for the U.S. business, again, on an annualized basis, the write-offs are about 50% of closing receivables. Can you provide a sense as to how much of that was driven by new customers? And then maybe in terms of the cohort to fees on from Tom’s question earlier, was there a really large percentage of those BDDs that were from new customers that effectively it was their first transaction and therefore, the normalization in your bad debt would come from those sorts of customers not repeating again, but then can we expect a commensurate reduction in your new customer growth as a result?

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Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Yes. So that’s right. Obviously, given that a higher number of transactions or penetration is made by our existing customers, you’re actually right. So more than half of -- or considerably more than half of the write-offs there is from the newer cohort of customers. So we do get benefit over time from increasing engagement from our existing and growing customer base. And as I touched on, combined with a reduction in risk appetite for lower credit quality cohorts. So I think the way to think about risk setting adjustments is largely speaking on lower (inaudible) or credit score customers decreasing the approval rate. So in terms of mitigating growth, I think the opportunity to continue to grow at the same rate is there when we plug in new enterprise level partners. So each enterprise level partner is a significant contributor to growth, and that is the way that we’ll be able to continue to manage growth at the same rate while tempering our risk appetite for first-time transactors.

Operator

And we will move now to Roger Samuel with Jefferies.

Roger Samuel - Jefferies LLC, Research Division - Equity Analyst

I’ve got a few questions as well. First one, just to understand Sezzle. Can you tell us the loss rate for Sezzle in the last quarter, I think in the previous quarters, you’ve been averaging around 2.3% to 3.4%. And what’s the Sezzle’s net transaction margin as well?

Charlie Youakim

Do you want me hop in here, Larry?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Yes. I think the (inaudible) go for it.

Charlie Youakim

So the -- for the fourth quarter, the principal loss rate was north of 3%, and the net transaction margin, I think, came in around negative 40 basis points.

Roger Samuel - Jefferies LLC, Research Division - Equity Analyst

Negative 40...

Charlie Youakim

The core business is quite strong. The vast majority of that came from enterprise accounts in the holiday season.

Roger Samuel - Jefferies LLC, Research Division - Equity Analyst

Okay. Yes. And just back to the Zip business. Just trying to understand the write-down in Zip U.K. Can you tell us what’s been happening there?

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Martin Brooke - Zip Co Limited - CFO

Yes. So as part of the review that we’ve done where we’re allocating our capital, we determined that we wanting to reduce the amount of capital allocated to the U.K. And as part of that -- or the consequence of that reduction is that, the [all account] cash flow coming from that business weren’t able to support the goodwill that we were carrying in U.K. And that goodwill came from the back in the day when we acquired the PartPay business a couple of years ago. So we ended up having to impair that some goodwill to the accounts.

Roger Samuel - Jefferies LLC, Research Division - Equity Analyst

Okay. So there’s no issue with the performance of the underlying business?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

I think other than the fact that it’s probably hasn’t grown in line with our initial expectations or ambitions, and given what we’re calling out is proactive steps to rightsize our cost base globally and focus on near-term profitable markets. So in our estimation, the U.K. remained further away than we were comfortable to continue investment at the same rate.

Operator

We will go next to Elise Kennedy from Jarden.

Elise Kennedy - Jarden Limited, Research Division - Analyst

So I got a couple of questions here. The first one I wanted to ask was on that customer cross-sell that you spoke to earlier, I wanted to check, do you know the duplication, particularly in the U.S.? and just whether or not the actual active customers could come down? Just how confident you are about the customers that you’ve given there, not having duplication?

I wanted to check also on the rebranding as my second question around if the costs you’re thinking are similar to QuadPay to rebrand and if those costs are included in the ongoing synergies and then also on the one-off costs?

And then my last question is just around the competitive landscape and some of the changes that have come through. So for example, after [pay] being put into those square terminals, do you foresee that becoming more challenging to have conversations with those merchants or from the signs that you’ve seen on the ground, can you still tap into those because it’s a matter of the customers that you bring that that’s not really a huge game changer?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

So I think just in terms of the overlap, so we did a confidential data [watch] to actually identify or masking of the PII information to identify the overlap and identified about 25% of Sezzle’s active base that wasn’t -- hadn’t used in the last 12 months. I think that was very, very comforting. We think though that the ability, and as Charlie touched on it, the ability to offer everywhere should actually enhance engagement levels. A lot of the attrition is because I can’t use you over there. And again, I can’t use pain for at this merchant or kind of that merchant. As you encourage and educate users on this picture, we do see upgrades in engagement levels. I think Charlie said the same thing that we expect that to definitely help the cohort decays that are happening in the Sezzle customer base.

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Now, in terms of rebrand, I would look at it slightly differently. When we rebranded some QuadPay to Zip, Zip was -- on August 16 last year, Zip was unknown in the U.S. market. And so, the 2 parts for the rebrand. One is just upgrading all the digital assets across owned channels and working with merchant partners, which is a very, very low cost because it’s all just digital changes. And we invested in with a bit more out-of-home and just general brand awareness as we’re trying to cement Zip and also show merchants that Zip’s arrive in the U.S. market, and I think we did exactly that. So I would look at the costs quite differently. Sezzle owns all their channels, but their technology is very good, so the ability to upgrade the widgets on the product detail pages, and then working with the larger merchants on e-mail campaigns. So we do not believe that we need to spend the same level of investment. And we’ll naturally get -- if you think about it, we have to do an additional spending to drive brand awareness late last year. We’ll get that automatically through working with Sezzle’s really extensive digital footprint, 40,000 on sites and (inaudible).

Charlie Youakim

And Larry, if I could jump in here to the question about the square terminals, just so you have an insight into the U.S. market because I see that daily. The square terminals, we don’t really feel is threatened about Afterpay being added to those terminals because those terminals are typically in coffee shops or food trucks. It’s not really in the typical sectors that you might find BNPL. So in terms of cornering a sector of retail or merchants, it’s really not one that we really view as a target market. I just thought it be helpful to clarify that for some of the Australian investors that may not be in tune with where those terminals might be located.

Operator

And we will take our final question today.

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

That’s okay. We can -- you finish with the last question.

Operator

Okay. We will take our final question from Chami Ratnapala with RBC Capital Markets.

Chami Ratnapala

Just one quick question from me. I mean, you did talk about rightsizing of certain global markets, it’s U.K. Could you talk to if there are any changes to the international expansion strategy now with the combined group? Or do things sort of still stand the same way with that strategy?

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

We still believe in the global opportunity and clearly starting to deliver meaningful chunks of TTV on a monthly basis, as called out in the results. What we’re calling out is the investment strategy will be a little bit more focused on the core markets that are closer to profitability. So where we’ve invested the growth across the broader footprint, some of the growth investment in the markets further away from profitability will be slow to ensure that we’re successful and managing our cash to deliver on these synergies as outlined in the transaction. So, I think that’s the way to think about it. Slowing investment in markets that are further away from that profitability that’s now here the focus.

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Operator

This concludes the allotted time for questions. I would like to turn the call back over to Larry Diamond for any additional or closing remarks.

Larry Diamond - Zip Co Limited - Co-Founder, CEO, MD & Executive Director

Thanks so much. Look, thanks, everyone, for your time today. Obviously, a pretty exciting and transformational day in history of Zip. We are really excited to bring the 2 businesses together. I think there’s still a bit of time to go before completion. So still it’s business as usual, I think, on both sides of the ditch for the next 5 months. So we do believe that together, we will create a really solid business in the U.S., one that is financially sound, it has a great outlook, but also strategically, where we want a very few BNPLs in a total addressable market that is significant and building an asset base that we believe is the envy of the financial system. And so, I do think that there’s a lot of hard work to do for us in expecting the synergies. There will be a lot of hard work between both leadership teams to construct it, but we all really believe in this and are excited about the road ahead.

So thank you very much for your time. And if you have any further questions, please don’t hesitate to reach out to us on the investors’ hotline. Thank you.

Operator

This does conclude today’s conference call and webcast. Please disconnect your line at this time, and have a wonderful day.

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Cautionary Note Regarding Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed acquisition of Sezzle Inc. (“Sezzle” or the “Company”) by Zip Co Limited (“Parent”) (the “Proposed Transaction” )including, but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Sezzle and Parent. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Sezzle and Parent and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Sezzle and Parent’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including those set out in this transcript but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the merger agreement by the stockholders of Sezzle or Parent and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) Sezzle’s and Parent’s ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle’s and Parent’s ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) the impact of Sezzle’s and Parent’s exposure to consumer bad debts and insolvency of merchants; (vii) the impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Parent’s operations; (viii) the impact of the nature of the integration, support and presentation of Sezzle’s and Parent’s platform by its merchants; (ix) the impact of exchange rate fluctuations in the international markets in which Sezzle and Parent operate; (x) Sezzle’s and Parent’s ability to protect its intellectual property rights; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Parent’s business relationships, operating results, and business generally and the responses of merchants and business partners to the announcement, (xii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle or Parent (xiii) potential difficulties in retaining Sezzle and Parent customers and employees as a result of the Proposed Transaction, (xiv) risks related to diverting the attention of the management of Sezzle and Parent from each party’s respective ongoing business operations, (xv) Sezzle and Parent’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvi) changes in general economic or political conditions; (xvii) changes in the markets in which Sezzle and Parent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xviii) the impact of the Buy-Now Pay-Later (“BNPL”) industry becoming subject to increased regulatory scrutiny; (xix) the impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Parent operate; (xx) the impact of macro-economic conditions on consumer spending; (xxi) slowdowns in securities trading or shifting demand for security trading product; (xxii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiii) legislative or regulatory changes; (xxiv) the impact of operating in a highly competitive industry; (xxv) reliance on third party service providers; (xxvi) the impact of a potential loss of Sezzle’s or Parent’s key partners and merchant relationships; (xxvii) competition in retaining key employees; (xxviii) Sezzle’s and Parent’s reliance on new products and establishment and maintenance of its brand; (xxix) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxx) changes to accounting principles and guidelines; (xxxi) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Parent or their respective directors and officers, including the effects of any outcomes related thereto; (xxxii) the outcome of any legal proceedings that may be instituted against Parent or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability), (xxxiii) the price of Sezzle’s or Parent’s securities may be volatile due to a variety of factors; (xxxiv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxv) unexpected costs, charges or expenses resulting from the Proposed Transaction; (xxxvi) the possibility that competing offers or acquisition proposals for Sezzle or Parent will be made, which could result in termination of the merger agreement, (xxxvii) the risk that Parent is unable to consummate the financings contemplated by the merger agreement on acceptable terms or at all, (xxxviii) the risk that Parent shareholders do not approve the Proposed Transaction, if their approval is required, and (xxxix) Parent’s ability to realize the synergies contemplated by the Proposed Transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s or Parent’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Parent and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the U.S. Securities and Exchange Commission (“SEC”), Parent’s Form F-4 to be filed with the SEC and other documents filed by either Parent or Sezzle from time to time with the Australian Securities Exchange Ltd (“ASX”), the Australian Securities & Investments Commission (“ASIC”) and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle and/or Parent presently do not know or that Sezzle and/or Parent currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle and Parent’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Sezzle and Parent’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Sezzle and Parent assumes assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Sezzle and Parent do not give any assurance that either Parent or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

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Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving the Company and Parent. In connection with the proposed acquisition by Parent of the Company, Parent will file with: (a) the SEC a registration statement on Form F-4, (b) to the extent required by ASIC, a prospectus in Australia with the ASIC in relation to the offer of ordinary shares of Parent, and (c) with the ASX, the Notice of Parent Extraordinary General Meeting in connection with the Parent stockholder approval. The registration statement will include a document that serves as a prospectus of Parent and a proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), NOTICE OF PARENT EXTRAORDINARY GENERAL MEETING, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus and Australian prospectus (if any) will be mailed to the Company’s security holders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or at the ASX’s website at www2.asx.com/au. The documents filed by the Parent or the Company with the SEC and the ASX may also be obtained free of charge at the Parent’s or Company’s website at https://investors.sezzle.com/ and https://zip.com/investors.

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Participants in the Solicitation

Parent, the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s security holders with respect to the Proposed Transaction. Information about Parent’s directors and executive officers is available in Parent’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of the Company’s securities by the Company’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company as indicated above.

No Offer or Solicitation

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

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